ROPES & GRAY LLP 191 NORTH WACKER DRIVE 32nd FLOOR CHICAGO, ILLINOIS 60606-4302 WWW.ROPESGRAY.COM

February 22, 2019

Ms. Lisa N. Larkin

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Re:	Calamos Convertible and High Income Fund

(File Nos. 333-229038, 811-21319) (the “Registrant” or the “Fund”)

Dear Ms. Larkin:

This letter is in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided by telephone on February 6, 2019, with respect to the Registrant’s registration statement on Form N-2 filed with the Commission pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (“1940 Act”), on December 27, 2018 (the “Registration Statement”). We have, for the convenience of the Staff, repeated below the comments followed by the Fund’s response.

We respectfully submit this response letter on behalf of the Registrant. We believe that the disclosure changes and supplemental responses discussed in this letter resolve the matters raised. The Registrant is filing this response in advance of filing of Pre-Effective Amendment No. 1 to the Registration Statement. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

PROSPECTUS

General

1.	Comment. Please make sure to complete all blank data points in the pre-effective amendment to the Registrant’s Registration Statement.

Response. The requested change has been made.

2.

Comment. The Staff notes that General Instruction F of Form N-2 indicates, in relevant part, that a Registrant may “may incorporate by reference into the prospectus or the SAI in response to Item 4.1 or 24 of this form the information contained in Form N-CSR [17 CFR 249.331 and 274.128] or any report to shareholders meeting the requirements of Section 30(e) of the 1940 Act [15 U.S.C. 80a-29(e)] and Rule 30e-1 [17 CFR 270.30e-1] thereunder…” provided certain proscribed disclosure is contained in the prospectus and/or the SAI. Should the Registrant elect to incorporate the financial highlights and/or financial statements by reference into the prospectus and/or SAI, please add the disclosure set forth in General Instruction F.

Response. The Registrant acknowledges the requirements of General Instruction F, but notes that it is electing to include the financial highlights and financial statements in the Fund’s prospectus and SAI, respectively. Accordingly, the Registrant declines to make any changes to Items 4.1 or 24 at this time.

Outside Front Cover

3.

Comment. The Staff notes that paragraph (l) was added to Item 1 of Form N-2, effective January 1, 2019, pursuant to Optional Internet Availability of Investment Company Shareholder Reports, Investment Company Act Release No. 33115 (June 5, 2018). If applicable, please add the statement required under Item 1.1(l) of Form N-2.

Response. The Registrant has added the following statement:

Beginning on March 1, 2021, as permitted by regulations adopted by the Securities and Exchange Commission, paper copies of the Fund’s shareholder reports will no longer be sent by mail, unless you specifically request paper copies of the reports from the Fund or from your financial intermediary. Instead, the reports will be made available on a website, and you will be notified by mail each time a report is posted and provided with a website link to access the report.

If you already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. You may elect to receive shareholder reports and other communications from the Fund electronically by calling 800.582.6959. If you own these shares through a financial intermediary, you may contact your financial intermediary.

You may elect to receive all future reports in paper free of charge. You can inform the Fund that you wish to continue receiving paper copies of your shareholder reports by calling 800.582.6959. If you own these shares through a financial intermediary, you may contact your financial intermediary or follow instructions included with this disclosure to elect to continue to receive paper copies of your shareholder reports. Your election to receive reports in paper will apply to all funds held with the fund complex or your financial intermediary.

Prospectus Summary – The Offering

4.	Comment. Please consider whether it is possible to streamline the disclosure contained in paragraphs one and three of “The Offering.”

Response. The Registrant believes that the disclosure identified by the Staff sets forth relevant information important to Fund shareholders. In the Registrant’s view, the disclosure is appropriately tailored and important for Fund shareholders. Accordingly, the Registrant respectfully declines to modify the disclosure at this time.

Prospectus Summary – Investment Policies

5.

Comment. Please make sure that the Registrant’s primary investment strategies and principal risks are aligned. The Staff notes that, for example, the Registrant discloses “REIT Risk” in the “Investment Policies” section of the Prospectus Summary, but that there is not a corollary description of REITs as a primary investment.

Response. The Registrant has added “REITs” as primary investment to the “Investment Policies” section of the Prospectus Summary. Further, in light of the Staff’s comment, the Registrant has reviewed the remaining primary investments and principal risk factors and confirms that all other principal investment strategies and principal risks are aligned.

Prospectus Summary – Fund Risks

6.	Comment. Please consider updating the disclosure concerning “Brexit” under “Recent Market Events” in light of recent developments.

Response. The Registrant has revised the “Recent Market Events” disclosure as follows:

In June 2016, the United Kingdom approved a referendum to leave the European Union (“EU”). As a consequence of the United Kingdom’s vote to withdraw from the EU, the government of the United Kingdom gave notice of its withdrawal from the EU (“Brexit”) on March 29, 2017. The United Kingdom has remained and will remain a member state, subject to European law, with privileges to provide services under the single market directives for at least two years from that date. Brexit has resulted in volatility in European and global markets and could have negative long-term impacts on financial markets in the United Kingdom and throughout Europe. Considerable uncertainty exists over the potential consequences and precise timeframe for Brexit, how it will be conducted, how negotiations of trade agreements will proceed, and how the financial markets will react, and as this process unfolds markets may be further disrupted. ~~As a result of this decision, the financial markets experienced high levels of volatility and it is likely that, in the near term, Brexit will continue to bring about higher levels of uncertainty and volatility.~~ During this period of uncertainty, the negative impact on not only the United Kingdom and European economies, but the broader global economy, could be significant, potentially resulting in increased volatility and illiquidity and lower economic growth for companies that rely significantly on Europe for their business activities and revenues. If no agreement is reached as to the terms of the United Kingdom’s exit from the EU prior to the March 2019 exit date (“hard Brexit”), these impacts may be exaggerated. Brexit (and in particular a hard Brexit) may cause greater market volatility and illiquidity, currency fluctuations, deterioration in economic activity, a decrease in business confidence, and increased likelihood of a recession in the United Kingdom. ~~It is possible that certain~~

~~economic activity will be curtailed until some signs of clarity begin to emerge, including negotiations around the terms for United Kingdom’s exit out of the EU.~~ Any further exits from the EU, any abandonment of the euro, the common currency of the EU, or the possibility of such exits and/or abandonments, would likely cause additional market disruption globally and introduce new legal and regulatory uncertainties.

STATEMENT OF ADDITIONAL INFORMATION

Management of the Fund

7.	Comment. In the Trustee biography table on page S-26, please add a clarifying parenthetical that states the principal business of Bates Group, LLC for Lloyd Wennlund.

Response. The requested change has been made.

Fund Accounting and Administration Arrangements

8.

Comment. The Staff notes that the Fund has entered into a new agreement with State Street Bank and Trust Company (“State Street”) to provide certain administration services to the Fund. While the Staff recognizes that the Fund has not paid State Street for services under the new agreement, the services provided to the Fund are not, in themselves, new, but rather were provided by a different service provider under a former agreement. Please add the amounts paid to the former service provider for administration services during the three most recent fiscal years.

Response. The requested change has been made. In response to the Staff’s comment, the Registrant has revised the disclosure as follows:

The Fund has not paid State Street any fees for administration services during the three most recent fiscal years ended October 31. Under a prior agreement for administration services, the Fund paid the previous service provider $147,398, $138,804 and $135,988 for the fiscal years ended, October 31, 2018, October 31, 2017 and October 31, 2016, respectively.

We hope that the foregoing responses adequately address your comments.

Should you have any further questions or comments, please do not hesitate to contact me at (312) 845-1376.

Very truly yours,

/s/ Matthew A. Brunmeier
Matthew A. Brunmeier, Esq.

MB/cc:

John P. Calamos, Sr., Chairman, Trustee and President, Calamos Convertible and High Income Fund

J. Christopher Jackson, Esq., Vice President and Secretary, Calamos Convertible and High Income Fund

Jeremy C. Smith, Esq., Ropes & Gray LLP

Paulita A. Pike, Esq., Ropes & Gray LLP

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